Exhibit 12.1
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Net income (loss)	$10,955	$14,209	$83,982	$17,220	$(16,855)
Add:
Total interest expense	88,033	94,437	95,145	107,689	123,662
Provision (benefit) for federal income taxes(1)	5,253	6,941	(45,415)	—	(90)
Gains from partnership investments	(244)	(268)	(518)	(120)	(81)
Capitalized interest	6	3	1	1	1
Earnings, as adjusted	$104,003	$115,322	$133,195	$124,790	$106,637
Fixed charges:
Total interest expense	88,033	94,437	95,145	107,689	123,662
Capitalized interest	6	3	1	1	1
Total fixed charges	$88,039	$94,440	$95,146	$107,690	$123,663
Ratio of earnings to fixed charges	1.18:1	1.22:1	1.40:1	1.16:1	0.86:1
Deficiency (surplus)	(15,964)	(20,882)	(38,049)	(17,100)	17,026
__________

(1)
In 2013, we released the substantial majority of the valuation allowance for our net deferred tax assets that resulted in the recognition of a benefit for federal income taxes of $45.4 billion in our consolidated statement of operations and comprehensive income for the year ended December 31, 2013.